TOYOTA MOTOR CORPORATION

Corporate Overview

Part I. Corporate Information

Section 1. Corporate Overview

1. History of Changes in Major Business Indices

Accounting period		For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020	Previous fiscal year
		From April 1, 2019 to December 31, 2019	From April 1, 2020 to December 31, 2020	From April 1, 2019 to March 31 2020
Sales revenues	(Million yen)	22,967,208	19,525,255	29,866,547
(For the third quarter)		(7,608,931)	(8,150,032)
Income before income taxes	(Million yen)	2,393,760	1,869,989	2,792,942
(For the third quarter)		(771,941)	(1,141,174)
Net income attributable to Toyota Motor Corporation	(Million yen)	1,708,838	1,468,064	2,036,140
(For the third quarter)		(559,298)	(838,696)
Comprehensive income attributable to Toyota Motor Corporation	(Million yen)	1,910,336	1,610,308	1,555,009
Total Toyota Motor Corporation shareholders’ equity	(Million yen)	20,828,533	21,804,119	20,618,888
Total assets	(Million yen)	54,901,470	58,010,315	53,972,363
Basic earnings per share attributable to Toyota Motor Corporation	(Yen)	608.73	525.23	727.47
(For the third quarter)		(200.79)	(299.97)
Diluted earnings per share attributable to Toyota Motor Corporation	(Yen)	602.17	520.04	720.10
(For the third quarter)		(198.63)	(296.25)
Ratio of Toyota Motor Corporation shareholders’ equity	(%)	37.9	37.6	38.2
Cash flows from operating activities	(Million yen)	2,004,496	1,834,089	2,398,496
Cash flows from investing activities	(Million yen)	(1,725,356)	(3,689,079)	(2,124,650)
Cash flows from financing activities	(Million yen)	(5,710)	2,196,066	362,805
Cash and cash equivalents at the end of period	(Million yen)	3,798,726	4,479,992	4,098,450

(Note 1)	TMC’s condensed quarterly consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
(Note 2)	As TMC has prepared the condensed quarterly consolidated financial statements, the History of Changes in Major Business Indices of the reporting entity is not provided.
(Note 3)	Sales revenues do not include national and local consumption taxes.

TOYOTA MOTOR CORPORATION

Corporate Overview

2. Overview of Business

Toyota Motor Corporation (“TMC”) has prepared the condensed quarterly consolidated financial statements in accordance with IFRS, and the scope of affiliated entities is based on the IFRS definition. The same applies in “Section 2. Business.”

TMC and its affiliated entities primarily conduct business in the automotive industry. TMC and its affiliated entities also conduct business in finance and other industries.

There have been no material changes to the lines of business of TMC and its affiliated entities during the first nine months ended December 31, 2020. Moreover, there have been no changes to the major affiliated entities engaging in those lines of business.

TOYOTA MOTOR CORPORATION

Business

Section 2. Business

1. Risk Factors

There were no new material matters or material changes to the risk factors during the first nine months ended December 31, 2020.

2. Management’s Analysis of Financial Position, Results of Operations and Cash Flows

TMC has replaced Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020. In addition, consolidated financial statements for the first nine months ended December 31, 2019 and for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS for the purpose of comparative analysis.

(1)	Financial position and financial results

①	Financial results

Consolidated vehicle unit sales in Japan and overseas decreased by 1,420 thousand units, or 20.7%, to 5,438 thousand units in FY2021 first nine months (the first nine months ended December 31, 2020) compared with FY2020 first nine months (the first nine months ended December 31, 2019) mainly due to a decline of the automotive market affected by the global spread of COVID-19. Vehicle unit sales in Japan decreased by 143 thousand units, or 8.7%, to 1,513 thousand units in FY2021 first nine months compared with FY2020 first nine months. Overseas vehicle unit sales decreased by 1,277 thousand units, or 24.5%, to 3,925 thousand units in FY2021 first nine months compared with FY2020 first nine months.

TOYOTA MOTOR CORPORATION

Business

The results of operations for FY2021 first nine months were as follows:

Sales revenues	¥19,525.2 billion	(a decrease of ¥3,441.9 billion or 15.0% compared with FY2020 first nine months)

Operating income	¥1,507.9 billion	(a decrease of ¥531.3 billion or 26.1% compared with FY2020 first nine months)

Income before income taxes	¥1,869.9 billion	(a decrease of ¥523.7 billion or 21.9% compared with FY2020 first nine months)

Net income attributable to Toyota Motor Corporation	¥1,468.0 billion	(a decrease of ¥240.7 billion or 14.1% compared with FY2020 first nine months)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of ¥615.0 billion

Effects of changes in exchange rates	a decrease of ¥175.0 billion

Cost reduction efforts	an increase of ¥100.0 billion

Increase or decrease in expenses and expense reduction efforts	an increase of ¥85.0 billion

Other	an increase of ¥73.7 billion

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations decreased by ¥2,967.8 billion, or 14.4%, to ¥17,614.0 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥620.8 billion, or 37.0%, to ¥1,058.3 billion in FY2021 first nine months compared with FY2020 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations decreased by ¥23.2 billion, or 1.4%, to ¥1,621.0 billion in FY2021 first nine months compared with FY2020 first nine months. However, operating income increased by ¥98.7 billion, or 33.0%, to ¥397.6 billion in FY2021 first nine months compared with FY2020 first nine months. The increase in operating income was mainly due to the increase in valuation gains on interest rate swaps stated at fair value and the decrease in expenses related to residual value losses, in sales finance subsidiaries.

(iii)	All other:

Sales revenues for all other businesses decreased by ¥518.5 billion, or 42.3%, to ¥706.2 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥20.2 billion, or 29.2%, to ¥49.0 billion in FY2021 first nine months compared with FY2020 first nine months.

TOYOTA MOTOR CORPORATION

Business

Geographic information

(i)	Japan:

Sales revenues in Japan decreased by ¥1,717.2 billion, or 13.8%, to ¥10,748.1 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥448.9 billion, or 36.5%, to ¥780.8 billion in FY2021 first nine months compared with FY2020 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(ii)	North America:

Sales revenues in North America decreased by ¥1,346.6 billion, or 16.4%, to ¥6,884.1 billion in FY2021 first nine months compared with FY2020 first nine months. However, operating income increased by ¥7.7 billion, or 2.4%, to ¥331.7 billion in FY2021 first nine months compared with FY2020 first nine months. The increase in operating income was mainly due to the decrease in sales expenses.

(iii)	Europe:

Sales revenues in Europe decreased by ¥375.8 billion, or 14.7%, to ¥2,187.6 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥56.9 billion, or 47.6%, to ¥62.6 billion in FY2021 first nine months compared with FY2020 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iv)	Asia:

Sales revenues in Asia decreased by ¥561.7 billion, or 13.5%, to ¥3,599.1 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥9.7 billion, or 3.2%, to ¥291.6 billion in FY2021 first nine months compared with FY2020 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions decreased by ¥324.7 billion, or 19.9%, to ¥1,306.3 billion in FY2021 first nine months compared with FY2020 first nine months, and operating income decreased by ¥26.4 billion, or 37.9%, to ¥43.3 billion in FY2021 first nine months compared with FY2020 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates.

②	Financial position

The financial position of TMC as of the end of the quarter ended December 31, 2020 is as follows.

Total assets increased by ¥4,037.9 billion, or 7.5%, to ¥58,010.3 billion as of December 31, 2020 compared with the end of FY2020. Liabilities increased by ¥2,743.8 billion, or 8.4%, to ¥35,377.2 billion as of December 31, 2020 compared with the end of FY2020. Shareholders’ equity increased by ¥1,294.0 billion, or 6.1%, to ¥22,633.0 billion as of December 31, 2020 compared with the end of FY2020.

TOYOTA MOTOR CORPORATION

Business

(2) Cash Flow Status

Cash and cash equivalents increased by ¥381.5 billion, or 9.3%, to ¥4,479.9 billion as of the end of the quarter ended December 31, 2020 compared with the end of FY2020.

The cash flow status during FY2021 first nine months and the increases or decreases in cash flows in FY2021 first nine months compared with FY2020 first nine months are as follows.

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by ¥1,834.0 billion in FY2021 first nine months. Net cash provided by operating activities decreased by ¥170.4 billion from an increase in cash by ¥2,004.4 billion in FY2020 first nine months.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by ¥3,689.0 billion in FY2021 first nine months. Net cash used in investing activities increased by ¥1,963.7 billion from a decrease in cash by ¥1,725.3 billion in FY2020 first nine months.

Cash flows from financing activities

Net cash flows from financing activities resulted in an increase in cash by ¥2,196.0 billion in FY2021 first nine months. Net cash provided by investing activities increased by ¥2,201.7 billion from a decrease in cash by ¥5.7 billion in FY2020 first nine months.

TOYOTA MOTOR CORPORATION

Business

(3) Management Policy and Management Strategy

To transform itself into a mobility company, TMC has looked back on the path it has walked along and redefined the Toyota Philosophy that will be its signpost for the future.

TMC’s mission is to expand the possibilities for all humankind, companies and communities and “producing happiness for all” by addressing mobility issues as a mobility company. To that end, we value not only thorough persistence in manufacturing but also imagination toward humankind and society, and we will endeavor to create unique value with various partners.

Toyota Philosophy

MISSION	Producing Happiness for All We will offer future convenience and happiness seized with our technologies to people in an affordable manner
VISION	Creating Mobility for All We wish to create new possibilities for all humankind and support a sustainable relationship with our planet.
VALUE	Combining software, hardware and partnerships to create unique value that comes from the Toyota Way

(4) Business or Financial Issues to be Addressed on a Priority Basis

There have been no material changes, and no new issues have arisen, concerning business or financial issues to be addressed on a priority basis in FY2021 first nine months.

(5) Research and Development Activities

Research and development expenditures by TMC and its consolidated subsidiaries during FY2021 first nine months totaled ¥833.4 billion. The research and development cost recorded in the condensed quarterly consolidated statement of income is ¥824.7 billion.

3. Material Contracts

TMC has not made any decision on, or executed, any agreements that are material for operations during the quarter ended December 31, 2020.

TOYOTA MOTOR CORPORATION

Company Information

Section 3. Company Information

1. Share Information

(1) Total Number of Shares and Issued Shares

① Total number of shares

Class	Total number of authorized shares (shares)
Common stock	10,000,000,000
Model AA class shares	150,000,000

Total	10,000,000,000

(Note)	The total number of authorized shares for common stock and Model AA class shares is 10,000,000,000 shares.

② Issued shares

Class	Number of issued shares at the end of FY2021 first nine months (December 31, 2020)	Number of issued shares as of the date of this report (February 12, 2021)	Financial instruments exchange on which the shares are listed or authorized financial instruments dealers association with which shares are registered	Description
Common stock	3,262,997,492	3,262,997,492	Securities exchanges in Tokyo, Nagoya, New York and London (for Tokyo and Nagoya, the first section)	Share units: 100 shares (Note 1)
First Series Model AA class shares	47,100,000	47,100,000	Not listed	(Note 2)

Total	3,310,097,492	3,310,097,492	—	—

(Note 1)	All issued shares bear voting rights.

TOYOTA MOTOR CORPORATION

Company Information

(2) Status of Stock Options

① Details of stock option plan

Not applicable

② Status of other stock options, etc.

Not applicable

(3) Status of Exercises, etc. of Moving Strike Convertible Bonds, etc.

Not applicable

(4) Changes in Total Number of Issued Shares, Stated Capital, etc.

Date	Increase or decrease in total number of issued shares (1,000 shares)	Balance of total number of issued shares (1,000 shares)	Increase or decrease in stated capital in value (million yen)	Balance of stated capital (million yen)	Increase or decrease in capital reserve in value (million yen)	Balance of capital reserve (million yen)
October 1, 2020 to December 31, 2020	—	3,310,097	—	635,401	—	655,322

(5) Status of Major Shareholders

As this quarter is the third quarter, there is nothing to report.

TOYOTA MOTOR CORPORATION

Company Information

(6) Status of Voting Rights

Since TMC is unable to confirm the details entered in the shareholders register, the status of voting rights as of the end of the quarter ended December 31, 2020 is provided based on the shareholders register as of the immediately preceding reference date (September 30, 2020).

① Issued shares

As of September 30, 2020

Category	Number of shares (shares)		(Number of voting rights (votes)	Description
Nonvoting shares	—		—	—
Shares with restricted voting rights (treasury stock, etc.)	—		—	—
Shares with restricted voting rights (other)	—		—	—
Shares with voting rights (treasury stock, etc.) (Note 1)	Common stock	474,022,200	—	—
	Series 1 Model AA class shares	2,024,900	—	—
Shares with voting rights (other) (Note 2)	Common stock	2,786,286,100	27,862,861	—
	Series 1 Model AA class shares	45,072,900	450,729	—
Shares less than one unit	Common stock	2,689,192	—	—
	Series 1 Model AA class shares	2,200	—	—

Total number of issued shares		3,310,097,492	—	—

Voting rights of all shareholders	—		28,313,590	—

(Note 1)	Shares with voting rights (treasury stock, etc.) include 469,045,400 treasury stock and 7,001,700 reciprocally held shares.
(Note 2)	Shares with voting rights (other) include 4,000 shares (40 voting rights) in the name of Japan Securities Depository Center, Inc.

TOYOTA MOTOR CORPORATION

Company Information

② Treasury stock, etc.

As of September 30, 2020

Name of shareholder	Address of shareholder	Number of common stock held in own name (shares)	Number of Model AA class shares held in own name (shares)	Number of shares held in others’ names (shares)	Total number of shares held (shares)	Shareholding ratio (%)
Toyota Motor Corporation [Treasury stock]	1 Toyota-Cho, Toyota, Aichi	467,038,200	2,007,200	—	469,045,400	14.17
Toyoda Gosei Co., Ltd.	1 Haruhinagahata Kiyosu, Aichi	1,818,200	—	—	1,818,200	0.05
Nagoya Broadcasting Network Co., Ltd.	2-10-1 Tachibana, Naka-ku, Nagoya, Aichi	900,000	3,000	—	903,000	0.03
Futaba Industrial Co., Ltd.	1 Ochaya, Hashime-cho, Okazaki, Aichi	816,300	—	—	816,300	0.02
Toyota Mizunami Development Co., Ltd.	8671-1 Hiyoshi-cho, Mizunami, Gifu	722,500	—	—	722,500	0.02
Toyoda Iron Works Co., Ltd.	4-50 Hosoya-cho, Toyota, Aichi	500,000	—	—	500,000	0.02
Aisin Takaoka Co., Ltd.	1 Tenno, Takaokashinmachi, Toyota, Aichi	484,000	—	—	484,000	0.01
Denso Ten Limited	1-2-28 Gosho-dori, Hyogo-ku, Kobe, Hyogo	347,300	—	—	347,300	0.01
Toyotomi Kiko Co., Ltd.	7 Higashi Mukaiyama, Imahon-machi, Anjo, Aichi	317,100	—	—	317,100	0.01
Toyota Boshoku Corporation	1-1 Toyoda-cho, Kariya, Aichi	237,700	—	—	237,700	0.01
Kyosan Denki Co., Ltd.	11-3 Okazato, Koga, Ibaraki	222,400	—	—	222,400	0.01
Trinity Industrial Corporation	1-9 Kakimoto-cho, Toyota, Aichi	150,600	—	—	150,600	0.00
Namicoh Co., Ltd.	1-65 Higashi-arioka, Itami, Hyogo	140,000	10,000	—	150,000	0.00
Kyowa Leather Cloth Co., Ltd.	1876 Higashi-machi, Minami-ku, Hamamatsu, Shizuoka	100,000	—	—	100,000	0.00
Aisan Industry Co., Ltd.	1-1-1 Kyowa-machi, Oobu, Aichi	97,700	—	—	97,700	0.00
Tokai Rika Co., Ltd.	3-260 Toyota, Oguchi-cho, Niwa-gun, Aichi	77,900	—	—	77,900	0.00
Taiho Kogyo Co., Ltd.	3-65 Midorigaoka, Toyota, Aichi	15,200	—	—	15,200	0.00
Tokushima Daihatsu Motors Corporation	84 Hon-urashimo, Ronden-cho, Tokushima, Tokushima	13,000	—	—	13,000	0.00
Aisin Keikinzoku Co., Ltd.	12-3 Nagonoe, Imizu, Toyama	9,900	—	—	9,900	0.00
Metalart Corporation	3-2-18 Noji, Kusatsu, Shiga	7,800	—	—	7,800	0.00
Asano Gear Co., Ltd.	4-1402-1, Higashi-ikejiri, Osaka-sayama, Osaka	6,200	—	—	6,200	0.00
Lattice Technology Co., Ltd.	2-3-21 Korakuen, Bunkyo-ku, Tokyo	—	4,700	—	4,700	0.00
Tsuda Industries Co., Ltd.	1-1-1 Saiwai-cho, Kariya, Aichi	200	—	—	200	0.00

Total	—	474,022,200	2,024,900	—	476,047,100	14.38

(Note)	Treasury stock, etc. have been calculated based on the numbers as of the relevant delivery dates.

TOYOTA MOTOR CORPORATION

Company Information

2. Directors and Audit & Supervisory Board Members

Not applicable

TOYOTA MOTOR CORPORATION

Financial Information

Section 4. Financial Information

1.	Preparation Method of Condensed Quarterly Consolidated Financial Statements

TMC’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) by applying the provisions of Article 93 of the Regulations on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Order No. 64 of 2007, “Regulations on Quarterly Consolidated Financial Statements”).

Amounts presented in the condensed quarterly consolidated financial statements are rounded to the nearest million yen. Amounts may not sum to totals due to rounding.

2.	Special Measures to Ensure the Appropriateness of the Consolidated Financial Statements and Establishment of a System for Properly Preparing Consolidated Financial Statements in accordance with IFRS

TMC implements special measures to ensure the appropriateness of its consolidated financial statements and puts in place a system to properly prepare consolidated financial statements in accordance with IFRS as detailed below.

(1)

TMC participates in organizations such as the Financial Accounting Standards Foundation (FASF) in order to put in place a system that enables TMC to appropriately understand the details of accounting standards and policies and properly address changes to accounting standards and policies. In addition, TMC attends seminars hosted by the FASF or auditing firms and has subscriptions to accounting journals.

(2)

To ensure the appropriate application of IFRS, TMC obtains press releases and statements of accounting principles published by the International Accounting Standards Board as they are published in order to gain an understanding of the most recent standards. Furthermore, to prepare appropriate consolidated financial statements in accordance with IFRS, TMC has developed its consolidated accounting policies and accounting guidelines in compliance with IFRS and processes accounting in accordance with those policies and guidelines.

(3)

To prepare appropriate consolidated financial statements, TMC puts in place and undertakes efforts to maintain an effective internal control system for financial reporting as required under Section 404 of the U.S. Public Company Accounting Reform and Investor Protection Act. To enhance accountability, TMC has a disclosure committee that ensures the completeness and appropriateness of material information to be disclosed by TMC.

TOYOTA MOTOR CORPORATION

Financial Information

1. Condensed Quarterly Consolidated Financial Statements and Notes

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	Transition date April 1, 2019	March 31, 2020	December 31, 2020
Assets
Current assets
Cash and cash equivalents		3,602,805	4,098,450	4,479,992
Trade accounts and other receivables		2,954,617	2,648,360	2,847,322
Receivables related to financial services	VII	6,657,367	6,621,604	6,500,567
Other financial assets	VII	2,640,392	2,143,602	4,205,732
Inventories		2,731,040	2,533,892	2,619,909
Income tax receivable		84,574	237,609	294,464
Other current assets		507,654	679,804	728,805

Total current assets		19,178,450	18,963,320	21,676,792

Non-current assets
Investments accounted for using the equity method		3,467,242	4,297,564	3,923,054
Receivables related to financial services	VII	10,281,028	10,417,797	11,527,467
Other financial assets	VII	7,769,740	7,901,517	8,071,476
Property, plant and equipment
Land		1,359,271	1,318,964	1,341,262
Buildings		4,833,278	4,741,451	4,871,734
Machinery and equipment		11,956,773	11,979,449	12,315,986
Vehicles and equipment on operating leases		6,139,163	5,928,833	5,756,225
Construction in progress		656,067	517,460	630,262

Total property, plant and equipment, at cost		24,944,551	24,486,156	24,915,468

Less - Accumulated depreciation and impairment losses		(14,260,446)	(13,952,141)	(14,129,887)

Total property, plant and equipment, net		10,684,105	10,534,016	10,785,581

Right of use assets		396,830	337,335	369,909
Intangible assets		908,737	1,000,257	1,057,967
Deferred tax assets		446,383	326,364	345,278
Other non-current assets		283,889	194,192	252,790

Total non-current assets		34,237,955	35,009,043	36,333,523

Total assets		53,416,405	53,972,363	58,010,315

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	Transition date April 1, 2019	March 31, 2020	December 31, 2020
Liabilities
Current liabilities
Trade accounts and other payables		3,856,133	3,498,029	3,563,106
Short-term and current portion of long-term debt	VII	9,701,813	9,906,755	12,031,321
Accrued expenses	XI	1,350,252	1,256,794	1,214,649
Other financial liabilities	VII	475,302	538,740	817,392
Income taxes payable		321,316	212,276	405,825
Liabilities for quality assurance		1,769,514	1,552,970	1,437,861
Other current liabilities		1,008,032	1,176,645	1,140,088

Total current liabilities		18,482,362	18,142,209	20,610,241

Non-current liabilities
Long-term debt	VII	11,342,315	11,434,219	11,943,533
Other financial liabilities	VII	189,957	360,588	331,459
Retirement benefit liabilities		1,002,710	1,022,161	1,056,051
Deferred tax liabilities		1,227,292	1,198,005	999,677
Other non-current liabilities		516,560	476,169	436,276

Total non-current liabilities		14,278,833	14,491,142	14,766,995

Total liabilities		32,761,195	32,633,351	35,377,237

Shareholders’ equity
Common stock		397,050	397,050	397,050
Additional paid-in capital		487,162	489,334	504,291
Retained earnings		20,613,776	22,234,061	23,102,819
Other components of equity		1,016,035	585,549	701,586
Treasury stock		(2,606,925)	(3,087,106)	(2,901,627)

Total Toyota Motor Corporation shareholders’ equity		19,907,100	20,618,888	21,804,119

Non-controlling interests		748,110	720,124	828,959

Total shareholders’ equity		20,655,210	21,339,012	22,633,078

Total liabilities and shareholders’ equity		53,416,405	53,972,363	58,010,315

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Sales revenues
Sales of products	IX	21,338,170	17,922,573
Financial services	IX	1,629,038	1,602,683

Total sales revenues	IX	22,967,208	19,525,255

Costs and expenses
Cost of products sold		17,767,373	15,289,445
Cost of financial services		1,013,940	881,533
Selling, general and administrative		2,146,579	1,846,356

Total costs and expenses		20,927,893	18,017,334

Operating income		2,039,315	1,507,922

Share of profit (loss) of investments accounted for using the equity method		275,702	201,474
Other finance income		202,796	220,854
Other finance costs		(34,400)	(33,096)
Foreign exchange gain (loss), net		(56,986)	(12,808)
Other income (loss), net		(32,667)	(14,356)

Income before income taxes		2,393,760	1,869,989

Income tax expense		623,575	371,292

Net income		1,770,185	1,498,697

Net income attributable to
Toyota Motor Corporation		1,708,838	1,468,064
Non-controlling interests		61,347	30,633

Net income		1,770,185	1,498,697

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	X	608.73	525.23

Diluted	X	602.17	520.04

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Net income		1,770,185	1,498,697
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		291,348	192,880
Remeasurements of defined benefit plans		(9,554)	(2,381)
Share of other comprehensive income of equity method investees		51,514	(2,739)

Total of items that will not be reclassified to profit (loss)		333,308	187,760

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(99,836)	27,415
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		27,583	(28,450)
Share of other comprehensive income of equity method investees		(54,657)	(24,184)

Total of items that may be reclassified subsequently to profit (loss)		(126,910)	(25,219)

Total other comprehensive income, net of tax		206,398	162,541

Comprehensive income		1,976,583	1,661,238

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,910,336	1,610,308
Non-controlling interests		66,247	50,929

Comprehensive income		1,976,583	1,661,238

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2019	For the third quarter ended December 31, 2020
Sales revenues
Sales of products	IX	7,061,014	7,605,418
Financial services	IX	547,917	544,615

Total sales revenues	IX	7,608,931	8,150,032

Costs and expenses
Cost of products sold		5,866,014	6,211,206
Cost of financial services		360,742	282,124
Selling, general and administrative		742,078	668,762

Total costs and expenses		6,968,834	7,162,092

Operating income		640,097	987,941

Share of profit (loss) of investments accounted for using the equity method		75,836	125,084
Other finance income		61,093	52,879
Other finance costs		(11,851)	(9,859)
Foreign exchange gain (loss), net		26,326	(622)
Other income (loss), net		(19,559)	(14,249)

Income before income taxes		771,941	1,141,174

Income tax expense		185,748	273,666

Net income		586,193	867,508

Net income attributable to
Toyota Motor Corporation		559,298	838,696
Non-controlling interests		26,894	28,812

Net income		586,193	867,508

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	X	200.79	299.97

Diluted	X	198.63	296.25

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2019	For the third quarter ended December 31, 2020
Net income		586,193	867,508
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		190,037	202,914
Remeasurements of defined benefit plans		(4,480)	(246)
Share of other comprehensive income of equity method investees		9,659	39,114

Total of items that will not be reclassified to profit (loss)		195,216	241,782

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		168,718	16,627
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(37,025)	(13,351)
Share of other comprehensive income of equity method investees		(6,204)	11,501

Total of items that may be reclassified subsequently to profit (loss)		125,489	14,777

Total other comprehensive income, net of tax		320,705	256,560

Comprehensive income		906,897	1,124,068

Comprehensive income for the period attributable to
Toyota Motor Corporation		869,151	1,087,116
Non-controlling interests		37,746	36,952

Comprehensive income		906,897	1,124,068

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2019

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2019		397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income		—	—	1,708,838	—	—	1,708,838	61,347	1,770,185
Other comprehensive income, net of tax		—	—	—	201,498	—	201,498	4,900	206,398

Total comprehensive income		—	—	1,708,838	201,498	—	1,910,336	66,247	1,976,583
Transactions with owners and other
Dividends paid	VIII	—	—	(618,801)	—	—	(618,801)	(54,716)	(673,517)
Repurchase of treasury stock		—	—	—	—	(370,329)	(370,329)	—	(370,329)
Equity transactions and other		—	229	—	—	—	229	(3,654)	(3,425)

Total transactions with owners and other		—	229	(618,801)	—	(370,329)	(988,901)	(58,370)	(1,047,271)
Reclassification to retained earnings		—	—	1,692	(1,692)	—	—	—	—

Balances at December 31 , 2019		397,050	487,392	21,705,505	1,215,840	(2,977,254)	20,828,533	755,987	21,584,520

For the first nine months ended December 31, 2020
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	1,468,064	—	—	1,468,064	30,633	1,498,697
Other comprehensive income, net of tax		—	—	—	142,244	—	142,244	20,297	162,541

Total comprehensive income		—	—	1,468,064	142,244	—	1,610,308	50,929	1,661,238
Transactions with owners and other
Dividends paid	VIII	—	—	(625,514)	—	—	(625,514)	(35,858)	(661,372)
Repurchase of treasury stock		—	—	—	—	(65)	(65)	—	(65)
Reissuance of treasury stock		—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation		—	—	—	—	—	—	75,260	75,260
Equity transactions and other		—	(83)	—	—	—	(83)	18,503	18,420

Total transactions with owners and other		—	14,958	(625,514)	—	185,479	(425,077)	57,906	(367,171)
Reclassification to retained earnings		—	—	26,208	(26,208)	—	—	—	—

Balances at December 31 , 2020		397,050	504,291	23,102,819	701,586	(2,901,627)	21,804,119	828,959	22,633,078

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Cash flows from operating activities
Net income		1,770,185	1,498,697
Depreciation and amortization		1,190,951	1,218,187
Interest income and interest costs related to financial services, net		(153,554)	(179,525)
Share of profit (loss) of investments accounted for using the equity method		(275,702)	(201,474)
Income tax expense		623,575	371,292
Changes in operating assets and liabilities, and other		(982,859)	(891,402)
Interest received		603,379	586,251
Dividends received		317,043	286,345
Interest paid		(369,929)	(329,170)
Income taxes paid, net of refunds		(718,593)	(525,113)

Net cash provided by (used in) operating activities		2,004,496	1,834,089

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(963,240)	(953,430)
Additions to equipment leased to others		(1,734,289)	(1,596,399)
Proceeds from sales of fixed assets excluding equipment leased to others		26,934	28,195
Proceeds from sales of equipment leased to others		1,064,857	1,000,085
Additions to intangible assets		(206,262)	(200,780)
Additions to public and corporate bonds and stocks		(1,182,554)	(1,803,956)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,616,283	1,712,421
Other, net	XII	(347,084)	(1,875,215)

Net cash provided by (used in) investing activities		(1,725,356)	(3,689,079)

Cash flows from financing activities
Increase (decrease) in short-term debt		228,070	(762,114)
Proceeds from long-term debt		4,115,284	7,230,747
Payments of long-term debt		(3,305,218)	(3,811,132)
Dividends paid to Toyota Motor Corporation common shareholders	VIII	(618,801)	(625,514)
Dividends paid to non-controlling interests		(54,716)	(35,858)
Reissuance (repurchase) of treasury stock		(370,329)	199,937

Net cash provided by (used in) financing activities		(5,710)	2,196,066

Effect of exchange rate changes on cash and cash equivalents		(28,499)	40,466

Net increase (decrease) in cash and cash equivalents		244,931	381,542

Cash and cash equivalents at beginning of period		3,602,805	4,098,450

Cash and cash equivalents reclassified to assets held for sale		(49,010)	—

Cash and cash equivalents at end of period		3,798,726	4,479,992

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

TMC is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first nine months and third quarter ended December 31, 2020, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

TMC has prepared its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year starting April 1, 2020, and the date of the transition to IFRS (“Transition Date”) was April 1, 2019. In the transition to IFRS, TMC has adopted IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). The effect of the transition to IFRS on Toyota’s financial position, results of operations and cash flows are presented in “XIII. First-time adoption”.

The condensed quarterly consolidated financial statements were approved on February 10, 2021 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans indicated in “III. Significant accounting policies”.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

III.	Significant accounting policies

1. Basis of consolidation

(1) Subsidiaries

The condensed quarterly consolidated financial statements include the accounts of TMC, its subsidiaries that are controlled by TMC, and those structured entities that are controlled by Toyota. Toyota controls an entity when Toyota is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns by using its power over the entity.

The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary. All significant intercompany balances and transactions as well as the unrealized profit have been eliminated in consolidation.

Changes in a subsidiary’s ownership interests that do not result in a loss of control are accounted for as equity transactions. When control over a subsidiary is lost, any gain or loss on the disposal of the interest sold is recognized in profit or loss.

(2) Associates and joint ventures

Associates are entities over which Toyota has a significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint ventures are entities over which two or more parties including Toyota have joint control, based on a contractual arrangement, and financial and business decisions about the relevant activities of which require unanimous consent of the parties that have joint control.

Investments in associates and joint ventures are accounted for using the equity method. The financial statements of associates and joint ventures have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary.

When the use of the equity method is discontinued from the date when the investees are determined to be no longer associates or joint ventures, any gain or loss on such disposal of the investment is recognized in profit or loss.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

2. Foreign currency translation

(1) Foreign currency transactions

Foreign currency transactions are translated into the respective functional currencies of Toyota at the exchange rates prevailing when such transactions occur. All foreign currency receivables and payables are translated into the respective functional currencies at the applicable exchange rates at the end of the reporting period. Non-monetary assets and liabilities in foreign currencies that are measured at fair value are translated into the functional currency using the exchange rate on the date when the fair value was measured. Gains or losses on exchange differences arising from settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss. Furthermore, exchange differences arising from financial assets measured at fair value through other comprehensive income is recognized as other comprehensive income.

(2) Foreign operations

All assets and liabilities of foreign subsidiaries, associates and joint ventures (collectively, “foreign operations”) that use a functional currency other than Japanese yen are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period unless the exchange rate fluctuates widely. Exchange differences arising from such translations are recognized in other comprehensive income and accumulated in other components of equity in the condensed quarterly consolidated statement of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

3. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments that are readily convertible to cash and are subject to insignificant risk of changes in value with three months or less maturities from the acquisition date.

4. Financial instruments

(1) Financial assets

(i) Initial recognition and measurement

Toyota initially recognizes financial assets when it becomes a party to a contract and except for derivatives, classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date.

Financial assets classified as being measured at fair value through profit or loss are measured at fair value, but other financial assets are initially recognized and measured at fair value adding transaction costs directly attributable to acquisition. Trade receivables that do not contain significant financial elements are measured at the transaction price.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(a) Financial assets measured at amortized cost

Toyota classifies a financial asset as measured at amortized cost if both of the following conditions are met:

The asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Debt financial assets measured at fair value through other comprehensive income

Debt financial assets are measured at fair value through other comprehensive income only if it meets both of the following conditions:

The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(c) Equity financial assets measured at fair value through other comprehensive income

For equity financial assets such as shares held mainly for the purpose of maintaining or enhancing business relationships with investees are irrevocably designated at initial recognition, as financial assets measured at fair value through other comprehensive income.

(d) Financial assets measured at fair value through profit or loss

Financial assets other than (a) to (c) are classified as financial assets measured at fair value through profit or loss.

(ii) Subsequent measurement

After initial recognition, financial assets are measured based on the following classification.

(a) Financial assets measured at amortized cost

Financial assets measured at amortized cost are measured at amortized cost using the effective interest method.

(b) Debt financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. Impairment gains or losses, interest income and foreign exchange gains and losses are recognized in profit or loss. When the financial assets are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from other components of equity to profit or loss.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(c) Equity financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. When the financial assets are derecognized, the cumulative gain or loss recognized through other comprehensive income is reclassified from other components of equity to retained earnings. Dividends from equity financial assets are recognized in profit or loss.

(d) Financial assets measured at fair value through profit or loss

Subsequent changes in the fair value of the financial assets are recognized in profit or loss.

(iii) Impairment of financial assets

An allowance for credit losses is provided for expected credit losses on financial assets that are measured at amortized cost as well as debt financial assets measured at fair value through other comprehensive income. An allowance for credit losses is also provided for expected credit losses on loan commitments or financial guarantee agreements that are off-balance sheet credit exposures.

At the end of the reporting period, Toyota assesses whether the credit risk on financial assets have significantly increased since initial recognition. At the end of the reporting period, if Toyota identifies a significant increase in credit risk, allowances for credit losses are measured as being equal to the amount of expected credit losses that would result from default events that are possible over the expected life of a financial asset. At the end of the reporting period, if the credit risk for a financial instrument has not increased significantly since its initial recognition, allowances for credit losses are measured as being equal to the amount of the expected credit losses caused by default events that may occur within 12 months from the end of the reporting period.

For accounts receivable that are included in “Trade accounts and other receivables” and finance lease receivables, the allowance for credit losses is continuously measured at amounts equal to expected credit losses over the expected life of financial assets.

The amount of expected credit losses is measured as the present value of all cash short falls resulting from the difference between the cash flows due to Toyota in accordance with the contract and cash flows that Toyota expects to receive, and such amount is recognized in profit or loss. A reversal of the allowance for credit losses resulting from a reduction in the amount of expected credit losses is recognized in profit or loss.

If there is objective evidence of impairment such as significant financial difficulty of a borrower, or a default or delinquency by a borrower, interest income is measured applying the effective interest method to the net carrying amount of the financial asset (after deducting the allowance for credit loss). Financial assets are written off either partially or fully when there is no reasonable expectation of recovering a financial asset in its entirely or a portion thereof.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(iv) Derecognition of financial assets

Toyota derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when Toyota transfers the contractual right to receive cash flows from financial assets in transactions in which substantially all the risks and rewards of ownership of the asset are transferred to another entity. Even if Toyota transfers a financial asset, it neither transfers nor holds substantially all the risks and rewards of ownership of such transferred financial asset. Further, in cases where Toyota continues to control such a transferred financial asset, Toyota recognizes the retained interest on such financial asset and the relevant liabilities that might possibly be paid in association therewith.

(2) Financial liabilities

(i) Initial recognition and measurement

Toyota initially measures financial liabilities other than derivatives at fair value less transaction costs directly attributable to the issuance of financial liabilities.

(ii) Subsequent measurement

Toyota subsequently measures financial liabilities at amortized cost using the effective interest method. Amortization under the effective interest method and gain or losses on derecognition are recognized as finance income or costs and recognized in profit or loss.

(iii) Derecognition of financial liabilities

Toyota derecognizes financial liabilities when the financial liabilities expire, that is, when the liability identified in the contract expires due to performance, discharges, cancels, or expires.

(3) Derivative financial instruments

Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options, to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative transactions are measured at fair value as assets or liabilities.

Toyota does not use derivative financial instruments for speculative or trading purposes.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Finance receivables

Finance receivables recorded on Toyota’s condensed quarterly consolidated statement of financial position are net of any unearned financial income and deferred origination costs and the allowance for credit losses. Deferred origination costs are amortized so as to approximate a level rate of return over the term of the related contracts.

The determination of finance receivable portfolios is based primarily on the qualitative consideration of the nature of Toyota’s business operations and finance receivables. The three portfolios within finance receivables are as follows:

(1) Retail receivables portfolio

The retail receivables portfolio consists of retail installment sales contracts acquired mainly from dealers (“auto loans”) including credit card loans. These contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration.

The contract periods of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

Toyota manages the retail receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and the quantitative materiality.

(2) Finance lease receivables portfolio

Toyota acquires new vehicle lease contracts originated primarily through dealers. The contract periods of these primarily range from 2 to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period.

Toyota is generally permitted to take possession of the vehicle upon a default by the lessee. The residual value is estimated at the time the vehicle is first leased. Vehicles returned to Toyota at the end of their leases are sold by auction.

Toyota manages the finance lease receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(3) Wholesale and other dealer loan receivables portfolio

Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired.

Toyota also makes term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

Toyota manages the wholesale and other dealer loan receivables portfolio as one portfolio based on the risk characteristics associated with the underlying finance receivables.

6. Allowance for credit losses on finance receivables

The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. Furthermore, portfolios are grouped based on similarities of risk characteristics, such as product and collateral classes, when calculating expected credit losses in the aggregate.

(1) Retail receivables portfolio

With respect to retail receivables, Toyota reviews whether the credit risk on finance receivables has increased significantly. To evaluate the risk, Toyota uses the changes for the possibility of a credit loss occurring or days in arrears as an index. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. When the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables is credit-impaired such as a significant deterioration in the financial condition of the debtor, or breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Finance lease receivables portfolio

With respect to the finance lease receivables portfolio, Toyota always measures loss allowance at an amount equal to lifetime expected credit losses. Suspension of payment over a certain period of time and/or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

(3) Wholesale and other dealer loan receivables portfolio

With respect to the wholesale and other dealer loan receivables portfolio, receivables are sorted primarily by credit qualities based on internal risk assessments. Toyota reviews the change of the segment as an index whether the credit risk on finance receivables has increased significantly since initial recognition to assess these receivables for credit risk. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. If the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables are credit-impaired such as a debtor’s worsened financial conditions, breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as defaults in accordance with internal management rules.

7. Inventories

Inventories are valued at cost, not in excess of net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated original cost and estimated selling expense to product completion. The cost of inventories includes purchase costs, conversion costs and other costs incurred in bringing the inventories to their present location and condition. The cost is determined principally by using the weighted-average method.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

8. Property, plant and equipment

Property, plant and equipment is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses. Expenditures relating to major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations as incurred. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated on the straight-line method over the estimated useful life of the respective assets according to general class, type of structure and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

The depreciation method, useful lives and residual values of property, plant and equipment are reviewed annually at each fiscal year end, and adopted prospectively, if applicable.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated on a straight-line method over the lease term, generally from 2 to 5 years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

9. Intangible assets

Intangible assets are measured based on the cost model and carried at their cost less accumulated amortization and impairment losses.

The estimated useful lives and the amortization method of intangible assets are reviewed annually at each fiscal year end, and adopted prospectively, if appropriate.

(1) Capitalized development cost

Development expenditure for a product is capitalized only when there is a technical and commercial feasibility of completing the development, Toyota has the intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably.

Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from 5 to 10 years.

(2) Other intangible assets

Other intangible assets mainly consist of software for internal use and amortized using the straight-line method over their estimated useful lives, mainly 5 years. Goodwill is not material to Toyota’s condensed quarterly consolidated statement of financial position.

10. Impairment of non-financial assets

At the end of the reporting period, the carrying amount of non-financial assets other than inventories and deferred tax assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such an asset or a cash-generating unit is estimated. An impairment loss would be recognized when the carrying amount of an asset or a cash-generating unit exceeds the estimated discounted cash flows expected to result from the use of the assets and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying amount of the assets over its recoverable amount.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

11. Leases

At the inception of a contract, Toyota assesses whether the contract is, or contains, a lease.

(1) Lessee

Toyota recognizes a right of use asset and a lease liability at the lease commencement date. The cost of the right of use asset is measured at the amount of the initial measurement of the lease liability by adjusting any lease payments made or before the commencement date. Lease liability is initially measured at the present value of the lease payments that are not paid as of the commencement date.

After the commencement date, Toyota applies a cost model and subsequently depreciates the right of use asset using a straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. Lease liability is measured at amortized cost using the effective interest method. In the condensed quarterly consolidated statement of financial position, lease liability is included in short-term and long-term debt. Interest on the lease liability in each period during the lease term is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability and recognized in profit or loss over the lease term.

Many lease contracts relating to land and buildings entered into by Toyota include extension options that can be exercisable by Toyota as lessee for various purposes, such as to ensure business flexibility. Toyota assesses whether it is reasonably certain to exercise an extension option, and if it assesses it to be reasonably certain, the extension option is included in the lease term.

Toyota recognizes the lease payments associated with lease terms of 12 months or less as an expense on a straight-line basis over the lease term.

(2) Lessor

With respect to lessor lease transactions, Toyota determines at the commencement of the lease whether each lease is a finance lease or operating lease.

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to the ownership of an underlying asset. Otherwise leases are classified as operating leases.

Toyota recognizes the operating lease payments in profit or loss on a straight-line basis over the lease term.

12. Employee benefit obligations

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits.

(1) Defined benefit plan

The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The net defined benefit liability (asset) is the present value of the defined benefit obligations less the fair value of plan assets. Current service cost and net interest on the net defined benefit liability (asset) are recognized as net income (loss) on the statement of net income.

Past service cost is recognized in profit or loss upon occurrence.

Toyota recognizes the difference arising from remeasurement of the net defined benefit liability (asset) including actuarial gains and losses in other comprehensive income when it is incurred and reclassifies it immediately to retained earnings.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Defined contribution plan

For defined contribution plans, when the employees render services, the contribution payables are recognized in profit or loss.

13. Product warranty obligations

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs.

Toyota accrues for costs of recalls and other safety measures when they are probable and reasonably estimable. Toyota mainly employs an estimation model, to accrue for costs of recalls and other safety measures at the time the related sale is recognized based on historical experience.

14. Revenue recognition

In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

15. Income taxes

Income tax expenses are presented as the aggregate amount of current taxes and deferred taxes.

Deferred tax assets and deferred tax liabilities are recognized for future tax consequences attributable to temporary differences between the carrying amount of assets or liabilities in the consolidated statements of financial position and the tax base of the assets or liabilities and carryforwards of unused tax losses and tax credits.

Deferred tax assets are recognized for all future deductible amounts, to the extent that it is probable that we will have sufficient profit to utilize the benefit of future deductible amounts.

Deferred tax liabilities for deductible temporary differences arising from investments in subsidiaries, associates, and interest in joint ventures are recognized in principle. However, they are not recognized when Toyota is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled, based on the tax rates and tax laws enacted or substantively enacted at the end of the reporting period. The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that would follow from the manner in which Toyota expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income taxes for the first nine months ended December 31, 2020 are calculated based on the estimated average annual effective income tax rate.

16. Earnings per share attributable to Toyota Motor Corporation

Basic earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding with adjustment for treasury stock during the reporting period. Diluted earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding taking into consideration the effect of dilutive securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

Information about important estimation and judgments that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

Scope of subsidiaries, associates, and joint ventures (Note III 1)

Intangible assets incurred by research and development (Note III 9)

Information about accounting estimates and assumption that affect the application of accounting policies and the reported amounts of assets and liabilities, and financial statements based on IFRS is as follows:

Product warranty obligations (Note III 13)

Allowance for credit losses on finance receivables (Note III 6)

Impairment of non-financial assets (Note III 10)

Employee benefit obligations (Note III 12)

Fair value measurements (Note VII)

Recoverability of deferred tax assets (Note III 15)

V.	Additional information

For the first nine months ended December 31, 2020, sales revenues decreased by ¥3,441,953 million, or 15.0%, to ¥19,525,255 million, operating income decreased by ¥531,394 million, or 26.1%, to ¥1,507,922 million compared with the first nine months ended December 31, 2019. These decreases were mainly due to a decline of the automotive market affected by the global spread of COVID-19. Income before income taxes decreased by ¥523,771 million, or 21.9%, to ¥1,869,989 million, net income attributable to Toyota Motor Corporation decreased by ¥240,774 million, or 14.1%, to ¥1,468,064 million compared with the first nine months ended December 31, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first nine months ended December 31, 2019:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	20,562,103	1,629,038	776,067	—	22,967,208
Inter-segment revenues and transfers	19,808	15,252	448,764	(483,825)	—

Total	20,581,911	1,644,291	1,224,831	(483,825)	22,967,208
Operating expenses	18,902,654	1,345,386	1,155,596	(475,742)	20,927,893

Operating income	1,679,257	298,905	69,235	(8,083)	2,039,315

For the first nine months ended December 31, 2020:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	17,588,339	1,602,683	334,233	—	19,525,255
Inter-segment revenues and transfers	25,696	18,392	372,052	(416,140)	—

Total	17,614,035	1,621,074	706,286	(416,140)	19,525,255
Operating expenses	16,555,654	1,223,446	657,280	(419,046)	18,017,334

Operating income	1,058,382	397,628	49,006	2,905	1,507,922

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2019:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,817,039	547,917	243,975	—	7,608,931
Inter-segment revenues and transfers	4,901	5,013	156,604	(166,519)	—

Total	6,821,940	552,931	400,579	(166,519)	7,608,931
Operating expenses	6,250,973	480,982	374,141	(137,262)	6,968,834

Operating income	570,967	71,949	26,438	(29,257)	640,097

For the third quarter ended December 31, 2020:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,479,834	544,615	125,584	—	8,150,032
Inter-segment revenues and transfers	11,548	9,931	140,534	(162,013)	—

Total	7,491,382	554,546	266,118	(162,013)	8,150,032
Operating expenses	6,678,695	402,245	241,789	(160,637)	7,162,092

Operating income	812,687	152,301	24,328	(1,376)	987,941

Accounting policies applied by each segment is in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first nine months ended December 31, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,161,401	8,064,578	2,399,538	3,779,372	1,562,318	—	22,967,208
Inter-segment revenues and transfers	5,303,922	166,223	163,981	381,513	68,785	(6,084,426)	—

Total	12,465,324	8,230,802	2,563,520	4,160,885	1,631,103	(6,084,426)	22,967,208
Operating expenses	11,235,500	7,906,809	2,444,002	3,859,559	1,561,232	(6,079,208)	20,927,893

Operating income	1,229,824	323,993	119,518	301,327	69,872	(5,217)	2,039,315

For the first nine months ended December 31, 2020:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,169,283	6,780,176	2,072,093	3,260,598	1,243,105	—	19,525,255
Inter-segment revenues and transfers	4,578,830	104,017	115,528	338,585	63,242	(5,200,202)	—

Total	10,748,113	6,884,194	2,187,621	3,599,183	1,306,347	(5,200,202)	19,525,255
Operating expenses	9,967,230	6,552,457	2,125,004	3,307,569	1,262,960	(5,197,887)	18,017,334

Operating income	780,883	331,736	62,617	291,614	43,387	(2,315)	1,507,922

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,328,521	2,649,156	814,894	1,278,648	537,711	—	7,608,931
Inter-segment revenues and transfers	1,715,178	59,449	51,972	121,362	17,858	(1,965,819)	—

Total	4,043,699	2,708,605	866,866	1,400,011	555,569	(1,965,819)	7,608,931
Operating expenses	3,640,653	2,613,653	821,135	1,318,215	531,611	(1,956,433)	6,968,834

Operating income	403,046	94,952	45,730	81,795	23,958	(9,386)	640,097

For the third quarter ended December 31, 2020:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,429,659	2,897,118	861,504	1,392,879	568,873	—	8,150,032
Inter-segment revenues and transfers	1,955,019	41,129	44,067	150,553	37,127	(2,227,896)	—

Total	4,384,678	2,938,247	905,571	1,543,432	606,000	(2,227,896)	8,150,032
Operating expenses	3,846,137	2,725,261	852,592	1,388,071	571,094	(2,221,064)	7,162,092

Operating income	538,541	212,986	52,979	155,361	34,906	(6,832)	987,941

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first nine months ended December 31,
	2019	2020
Japan	5,447,893	4,890,051
North America	8,150,469	6,854,311
Europe	2,223,514	1,938,744
Asia	4,133,206	3,683,729
Other	3,012,125	2,158,420

Total	22,967,208	19,525,255

	Yen in millions
	For the third quarter ended December 31,
	2019	2020
Japan	1,737,401	1,888,332
North America	2,660,306	2,932,527
Europe	747,197	796,702
Asia	1,403,698	1,548,750
Other	1,060,328	983,722

Total	7,608,931	8,150,032

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair values of receivables from financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables from financial services are classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 17% and 83% (as of April 1, 2019), 20% and 80% (as of March 31, 2020) and 25% and 75% (as of December 31, 2020) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 92% (as of April 1, 2019), 90% (as of March 31, 2020) and 88% (as of December 31, 2020) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the comparable company valuation method, discounted cash flow valuation method (“DCF”) or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies and discount ratios of DCF are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	April 1, 2019
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	19,209	25,047	15,171	59,426
Derivative financial instruments	—	200,256	77	200,333
Other	182,470	103,989	—	286,459

Total	201,678	329,292	15,247	546,218

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,359,335	1,427,428	19,739	5,806,502
Stocks	2,155,236	—	288,380	2,443,615
Other	6,920	469	—	7,388

Total	6,521,490	1,427,897	308,119	8,257,506

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	17,676	28,203	12,831	58,711
Derivative financial instruments	—	503,826	—	503,826
Other	188,122	98,060	—	286,182

Total	205,798	630,090	12,831	848,719

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,197,097	2,155,491	20,099	5,372,687
Stocks	1,895,189	—	370,452	2,265,641
Other	5,964	27,104	—	33,067

Total	5,098,250	2,182,595	390,551	7,671,396

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(437,369)	—	(437,369)

Total	—	(437,369)	—	(437,369)

	Yen in millions
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	23,453	23,441	10,616	57,510
Derivative financial instruments	—	335,707	—	335,707
Other	315,142	119,718	—	434,859

Total	338,594	478,866	10,616	828,077

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	2,754,966	2,627,658	19,133	5,401,757
Stocks	2,362,254	—	364,194	2,726,448
Other	8,563	69,987	—	78,550

Total	5,125,782	2,697,646	383,328	8,206,756

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(379,888)	—	(379,888)

Total	—	(379,888)	—	(379,888)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended December 31, 2019 and 2020:

	Yen in millions
	For the first nine months ended December 31, 2019
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	34,910	288,380	77	323,366
Total gains (losses)
Net income (loss)	(4)	—	—	(4)
Other comprehensive income (loss)	111	16,172	—	16,282
Purchases and issuances	7,421	107,632	—	115,053
Sales and settlements	(5,996)	(10,598)	(77)	(16,670)
Transfer from Level 3	—	(61,008)	—	(61,008)
Others	(565)	21,219	—	20,655

Balance at end of period	35,877	361,798	—	397,674

	Yen in millions
	For the first nine months ended December 31, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	100	—	—	100
Other comprehensive income (loss)	889	(11,961)	—	(11,071)
Purchases and issuances	312	5,831	—	6,143
Sales and settlements	(3,928)	(202)	—	(4,130)
Others	(555)	74	—	(481)

Balance at end of period	29,750	364,194	—	393,944

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2019
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	39,556	299,191	—	338,747
Total gains (losses)
Net income (loss)	(3)	—	—	(3)
Other comprehensive income (loss)	(87)	4,765	—	4,677
Purchases and issuances	225	45,285	—	45,510
Sales and settlements	(5,121)	(796)	—	(5,916)
Others	1,306	13,353	—	14,660

Balance at end of period	35,877	361,798	—	397,674

	Yen in millions
	For the third quarter ended December 31, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	30,705	366,455	—	397,160
Total gains (losses)
Net income (loss)	33	—	—	33
Other comprehensive income (loss)	110	(7,363)	—	(7,253)
Purchases and issuances	—	2,518	—	2,518
Sales and settlements	(392)	(43)	—	(435)
Others	(706)	2,627	—	1,921

Balance at end of period	29,750	364,194	—	393,944

“Net income (loss)” in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other financial costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities. “Other” includes currency translation adjustments for the first nine months and the third quarter ended December 31, 2019 and 2020.

Transfer from Level 3 recognized in the first nine months ended December 31, 2019 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	April 1, 2019
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	16,938,395	—	—	17,167,354	17,167,354
Interest-bearing liabilities
Long-term debt (Including current portion)	14,785,662	—	12,805,942	1,833,623	14,639,565

	Yen in millions
	March 31, 2020
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	17,039,401	—	—	17,235,037	17,235,037
Interest-bearing liabilities
Long-term debt (Including current portion)	15,237,740	—	13,128,224	1,966,646	15,094,870

	Yen in millions
	December 31, 2020
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	18,028,034	—	—	18,796,477	18,796,477
Interest-bearing liabilities
Long-term debt (Including current portion)	18,713,516	—	15,908,762	2,536,324	18,445,085

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Dividends

The paid dividend amounts are as follows:

For the first nine months ended December 31, 2019

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2019	Common shares	339,893	120.00	March 31, 2019	May 24, 2019
The Board of Directors Meeting on November 7, 2019	Common shares	278,908	100.00	September 30, 2019	November 27, 2019

For the first nine months ended December 31, 2020
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020
The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31,
	2019	2020
Sales of products
Automotive
Vehicles	17,383,363	14,580,535
Parts and components for production	1,007,935	947,081
Parts and components for after service	1,607,802	1,494,645
Other	563,003	566,080

Total automotive	20,562,103	17,588,339
All other	776,067	334,233

Total sales of products	21,338,170	17,922,573
Financial services	1,629,038	1,602,683

Total sales revenues	22,967,208	19,525,255

	Yen in millions
	For the third quarter ended December 31,
	2019	2020
Sales of products
Automotive
Vehicles	5,715,529	6,339,359
Parts and components for production	352,151	355,588
Parts and components for after service	546,674	564,709
Other	202,685	220,178

Total automotive	6,817,039	7,479,834
All other	243,975	125,584

Total sales of products	7,061,014	7,605,418
Financial services	547,917	544,615

Total sales revenues	7,608,931	8,150,032

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first nine months ended December 31, 2019
Net income attributable to Toyota Motor Corporation	1,708,838

Basic earnings per share attributable to Toyota Motor Corporation	1,708,838	2,807,227	608.73
Effect of dilutive securities
Model AA Class Shares	9,965	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	1,718,803	2,854,327	602.17

For the first nine months ended December 31, 2020
Net income attributable to Toyota Motor Corporation	1,468,064

Basic earnings per share attributable to Toyota Motor Corporation	1,468,064	2,795,071	525.23
Effect of dilutive securities
Model AA Class Shares	9,618	46,418

Diluted earnings per share attributable to Toyota Motor Corporation	1,477,682	2,841,489	520.04

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the third quarter ended December 31, 2019
Net income attributable to Toyota Motor Corporation	559,298

Basic earnings per share attributable to Toyota Motor Corporation	559,298	2,785,447	200.79
Effect of dilutive securities
Model AA Class Shares	3,335	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	562,633	2,832,547	198.63

For the third quarter ended December 31, 2020
Net income attributable to Toyota Motor Corporation	838,696

Basic earnings per share attributable to Toyota Motor Corporation	838,696	2,795,958	299.97
Effect of dilutive securities
Model AA Class Shares	2,976	45,084

Diluted earnings per share attributable to Toyota Motor Corporation	841,672	2,841,042	296.25

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of December 31, 2020 is ¥3,591,603 million. Liabilities for guarantees totaling ¥12,818 million have been provided as of December 31, 2020. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The remaining actions in Mexico, Australia, Israel, and Brazil are being litigated. The actions by states or territories of the United States are being litigated, in the process of resolution, or have been resolved.

As previously disclosed, Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”). After cooperating with civil investigations by the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue, on January 14, 2021, Toyota entered into a consent decree with the EPA, the Department of Justice and the SDNY to resolve these investigations. Under the consent decree, Toyota has agreed to payment of a $180 million civil penalty and the imposition of injunctive relief. The consent decree is subject to court approval.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

XII.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,930,951 million for the first nine months ended December 31, 2020.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XIII. First-time adoption

1. Transition to reporting in accordance with IFRS

TMC has prepared its condensed consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, Toyota prepared its consolidated financial statements in accordance with U.S. GAAP. The Transition Date was April 1, 2019.

IFRS 1 stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

(1) Business combination

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

(2) Foreign currency translation adjustments of foreign operations

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

(3) Designation of equity financial assets

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

(4) Deemed cost

IFRS 1 permits a first-time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

(5) Recognition of right of use assets and lease liabilities

When a first-time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

2. Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements or quarterly consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Reconciliation of equity as of the transition date (April 1, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Reconciliation of equity as of the end of the third quarter (December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,759,240	—	39,485	3,798,726		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,870	592,197	14,865	2,715,932	A	Trade accounts and other receivables
Other receivables	592,197	(592,197)	—	—	A
Finance receivables, net	6,773,867	—	9,351	6,783,218		Receivables related to financial services
Time deposits	1,488,530	1,097,037	7,325	2,592,893	B,C,D	Other financial assets
Marketable securities	795,154	(795,154)	—	—	B
Inventories	2,433,401	—	20,676	2,454,077	a	Inventories
	—	167,305	365	167,670	E	Income tax receivable
Prepaid expenses and other current assets	1,299,082	(43,120)	9,285	1,265,247	C,D,E,N	Other current assets

Total current assets	19,250,341	426,069	101,352	19,777,762		Total current assets

						Non-current assets
Investments in affiliated companies	3,495,795	69,290	88,017	3,653,102		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,896,215	—	(3,028)	10,893,186		Receivables related to financial services
Marketable securities and other securities investments	7,651,412	229,302	47,304	7,928,018	D,F,G,b	Other financial assets
Employees receivables	23,497	(23,497)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,317,567	242	(27,853)	1,289,956	c	Land
Buildings	4,752,932	(5,600)	40,396	4,787,728		Buildings
Machinery and equipment	12,127,185	(36,405)	112,666	12,203,446		Machinery and equipment
Vehicles and equipment on operating leases	6,043,761	—	(1,324)	6,042,437		Vehicles and equipment on operating leases
Construction in progress	523,349	60	13,394	536,803		Construction in progress

Total property, plant and equipment, at cost	24,764,794	(41,702)	137,280	24,860,372		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(14,058,592)	859	(115,382)	(14,173,115)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,706,202	(40,843)	21,898	10,687,257		Total property, plant and equipment, net

	—	273,920	(764)	273,155	G	Right of use assets
	—	332,974	617,913	950,887	G,e	Intangible assets
	—	455,502	(27,811)	427,691	G,f	Deferred tax assets
Other	1,777,672	(1,470,124)	2,863	310,411	G,N	Other non-current assets

	34,550,793	(173,476)	746,392	35,123,708		Total non-current assets

Total assets	53,801,134	252,593	847,744	54,901,470		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,301,240	1,093,618	43,884	3,438,743	H	Trade accounts and other payables
Other payables	1,044,419	(1,044,419)	—	—	H
Short-term borrowings	5,484,398	4,522,766	(37,399)	9,969,765	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,485,926	(4,485,926)	—	—	I
Accrued expenses	2,927,810	(1,728,374)	16,751	1,216,187	J	Accrued expenses
	—	571,515	(6,616)	564,899	D,K	Other financial liabilities
Income taxes payable	212,278	—	544	212,822		Income taxes payable
	—	1,600,254	850	1,601,105	J	Liabilities for quality assurance
Other current liabilities	1,675,911	(204,469)	1,677	1,473,118	D,K,N	Other current liabilities

Total current liabilities	18,131,982	324,967	19,691	18,476,639		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,934,987	695,998	3,324	11,634,308	L,M	Long-term debt
	—	239,472	121	239,592	D	Other financial liabilities
Accrued pension and severance costs	971,702	37,806	19,680	1,029,188		Retirement benefit liabilities
Deferred income taxes	1,195,432	12,093	237,825	1,445,351	f	Deferred tax liabilities
Other long-term liabilities	1,035,377	(557,895)	14,389	491,872	M,N	Other non-current liabilities

Total long-term liabilities	14,137,498	427,474	275,338	14,840,311		Total non-current liabilities

Total liabilities	32,269,480	752,441	295,029	33,316,950		Total liabilities

Mezzanine equity	499,848	(499,848)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,392	—	—	487,392		Additional paid-in capital
Retained earnings	23,368,761	—	(1,663,256)	21,705,505	j	Retained earnings
Accumulated other comprehensive income (loss)	(970,426)	—	2,186,266	1,215,840	b,g,h	Other components of equity
Treasury stock, at cost	(2,977,254)	—	—	(2,977,254)		Treasury stock
Total Toyota Motor Corporation shareholders’ equity	20,305,523	—	523,010	20,828,533		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	726,283	—	29,704	755,987		Non-controlling interests
Total shareholders’ equity	21,031,806	—	552,714	21,584,520		Total shareholders’ equity
Total mezzanine equity and shareholders’ equity	21,531,654	(499,848)	552,714	21,584,520

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	53,801,134	252,593	847,744	54,901,470		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(3) Reconciliation of equity as of the end of the prior period (March 31, 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less – Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less – Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(4) Reconciliation of net profit or loss for the first nine months ended December 31 (from April 1, 2019 to December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	21,202,842	—	135,328	21,338,170	i	Sales of products
Financing operations	1,627,322	—	1,717	1,629,038		Financial services

Total net revenues	22,830,164	—	137,044	22,967,208		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	17,628,319	(9,132)	148,186	17,767,373	i	Cost of products sold
Cost of financing operations	1,014,831	—	(890)	1,013,940		Cost of financial services
Selling, general and administrative	2,128,231	(3,125)	21,473	2,146,579		Selling, general and administrative

Total costs and expenses	20,771,381	(12,257)	168,769	20,927,893		Total costs and expenses

Operating income	2,058,783	12,257	(31,724)	2,039,315		Operating income

Other income (expense)
	—	303,422	(27,720)	275,702		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	192,831	20,387	(10,422)	202,796		Other finance income
Interest expense	(18,315)	(1,698)	(14,387)	(34,400)		Other finance costs
Foreign exchange gain (loss), net	(42,295)	—	(14,691)	(56,986)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	360,457	—	(360,457)	—	b
Other income (loss), net	(35,682)	(30,946)	33,962	(32,667)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,515,779	303,422	(425,440)	2,393,760		Income before income taxes

Provision for income taxes	740,549	—	(116,973)	623,575	b	Income tax expense
Equity in earnings of affiliated companies	303,422	(303,422)	—	—

Net income	2,078,652	—	(308,467)	1,770,185		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,013,010	—	(304,172)	1,708,838		Toyota Motor Corporation
Net income attributable to noncontrolling interests	65,642	—	(4,295)	61,347		Non-controlling interests

	2,078,652	—	(308,467)	1,770,185		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(5) Reconciliation of other comprehensive income for the first nine months ended December 31 (from April 1, 2019 to December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,078,652	—	(308,467)	1,770,185		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	32,240	(32,240)	291,348	291,348	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	2,081	(647)	(10,988)	(9,554)		Remeasurements of defined benefit plans
	—	647	50,867	51,514		Shares of other comprehensive income of equity method investees

	34,321	(32,240)	331,227	333,308		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(87,969)	108,484	(120,351)	(99,836)		Exchange differences on translating foreign operations
	—	32,240	(4,657)	27,583		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(108,484)	53,826	(54,657)		Shares of other comprehensive income of equity method investees

	(87,969)	32,240	(71,182)	(126,910)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(53,648)	—	260,045	206,398		Total other comprehensive income, net of tax

Comprehensive income	2,025,004	—	(48,422)	1,976,583		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,959,234	—	(48,899)	1,910,336		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	65,770	—	478	66,247		Non-controlling interests

	2,025,004	—	(48,422)	1,976,583		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Reconciliation of net profit or loss for the third quarter ended December 31 (from October 1, 2019 to December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	6,996,181	—	64,833	7,061,014	i	Sales of products
Financing operations	548,388	—	(470)	547,917		Financial services

Total net revenues	7,544,569	—	64,362	7,608,931		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	5,787,954	(2,050)	80,110	5,866,014	i	Cost of products sold
Cost of financing operations	360,705	—	38	360,742		Cost of financial services
Selling, general and administrative	741,463	(1,060)	1,675	742,078		Selling, general and administrative

Total costs and expenses	6,890,122	(3,111)	81,823	6,968,834		Total costs and expenses

Operating income	654,447	3,111	(17,460)	640,097		Operating income

Other income (expense)
	—	97,470	(21,634)	75,836		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	66,610	5,734	(11,252)	61,093		Other finance income
Interest expense	(3,469)	(321)	(8,061)	(11,851)		Other finance costs
Foreign exchange gain (loss), net	18,872	—	7,454	26,326		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	215,030	—	(215,030)	—	b
Other income (loss), net	(19,196)	(8,524)	8,161	(19,559)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	932,294	97,470	(257,823)	771,941		Income before income taxes

Provision for income taxes	265,901	—	(80,152)	185,748	b	Income tax expense
Equity in earnings of affiliated companies	97,470	(97,470)	—	—

Net income	763,863	—	(177,671)	586,193		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	738,034	—	(178,736)	559,298		Toyota Motor Corporation
Net income attributable to noncontrolling interests	25,829	—	1,065	26,894		Non-controlling interests

	763,863	—	(177,671)	586,193		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(7) Reconciliation of other comprehensive income for the third quarter ended December 31 (from October 1, 2019 to December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	763,863	—	(177,671)	586,193		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	(33,327)	33,327	190,037	190,037	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	881	(285)	(5,077)	(4,480)		Remeasurements of defined benefit plans
	—	285	9,374	9,659		Shares of other comprehensive income of equity method investees

	(32,446)	33,327	194,334	195,216		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	163,687	155,723	(150,691)	168,718		Exchange differences on translating foreign operations
	—	(33,327)	(3,697)	(37,025)		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(155,723)	149,518	(6,204)		Shares of other comprehensive income of equity method investees

	163,687	(33,327)	(4,870)	125,489		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	131,241	—	189,463	320,705		Total other comprehensive income, net of tax

Comprehensive income	895,104	—	11,792	906,897		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	867,036	—	2,115	869,151		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	28,068	—	9,678	37,746		Non-controlling interests

	895,104	—	11,792	906,897		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(8) Reconciliation of net profit or loss for prior period (from April 1, 2019 to March 31 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)
	—	271,152	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain(loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(9) Reconciliation of other comprehensive income during prior period (from April 1, 2019 to March 31 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3.	Notes to reconciliation

(1) Changes in presentation

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

N.

Assets and liabilities held for sale that were included in prepaid expenses and other current assets, other in investment and other assets, other current liabilities and other long-term liabilities under U.S. GAAP have been reclassified into other current assets and other current liabilities under IFRS.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(2) Difference in recognition and measurement

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value through other comprehensive income under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the Transition Date as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is ¥59,456 million and the fair value is ¥21,225 million.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products are capitalized if it meets the capitalization requirements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to ¥188,837 million (as of April 1, 2019), ¥190,394 million (as of December 31, 2019), and ¥193,271 million (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date (April 1, 2019)	Third quarter (December 31, 2019)	Prior fiscal year (March 31, 2020)
b. Fair value measurement of equity instruments	(990,815)	(1,233,187)	(799,568)
g. Exchange differences on translating foreign operations	(649,532)	(649,532)	(649,532)
h. Retirement benefit obligations for defined benefit plans	(265,867)	(264,132)	(324,014)

Subtotal	(1,906,213)	(2,146,850)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	425,767	432,202
i. Unification of a reporting period	85,211	58,620	51,480
Others	36,732	(793)	95,880

Total	(1,373,738)	(1,663,256)	(1,193,552)

Subtotal represents reclassification from other components of equity.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.

TOYOTA MOTOR CORPORATION

Other

2. Other

TMC resolved at its board of directors meeting held on November 6, 2020 to pay interim dividends to the shareholders and registered pledgees of shares entered or registered in the final shareholders register as of September 30, 2020 as follows.

①	Total interim dividends
	Common stock	¥293,575,723,035
	Series 1 Model AA class shares	¥5,952,240,360
②	Interim dividend per share
	Common stock	¥105.00
	Series 1 Model AA class share	¥132.00
③	Effective date of a claim for payment and payment start date	November 27, 2020

TOYOTA MOTOR CORPORATION

Information on Guarantors

Part II. Information on Guarantors

Not applicable